UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

VANCEINFO TECHNOLOGIES INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Sidney Xuande Huang
Name:	Sidney Xuande Huang
Title:	Chief Financial Officer

Date: December 1, 2008

Exhibit 99.1

VanceInfo Appoints Independent Director

Beijing, December 1, 2008 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today announced that Dr. Penghui Liu has been appointed to the Company’s Board of Directors, effective as of December 1, 2008. Dr. Liu is an independent director and will serve on the Company’s audit committee.

Mr. Chris Chen, VanceInfo’s Chairman and Chief Executive Officer commented, “We are pleased to welcome Dr. Liu to join our board of directors. Dr. Liu has significant knowledge and academic expertise in government policies, international relations and corporate strategies, which will be highly instrumental to us as VanceInfo continues to execute on its domestic and global growth strategies.”

Dr. Penghui Liu, 43, currently serves as the editor-in-chief of Strategy and Management Journal and the director of Shanghai Pacific Institute for International Strategy. He is also a member of several research institutions and think tanks in China. From 1999 to 2006, Dr. Liu was the director of Beijing Pacific Institute for International Strategy. Prior to that, he was a research fellow for Institute of American Studies under the Chinese Academy of Social Sciences from 1991 to 1999. Dr. Liu received his Ph.D. degree in international relations from the Graduate School of Chinese Academy of Social Sciences.

After the above changes of the Board of Directors, the Company’s audit committee is currently comprised of three independent directors, including Mr. Daniel Mingdong Wu, Mr. Samuelson S. M. Young and Mr. Peng Hui Liu.

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2007 revenues, according to International Data Corporation.

VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the overall economic status in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this news release and in the attachments is as of December 1, 2008, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Melissa Ning

Director, Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com

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